Ballard Power Systems Inc.

News Release

For Immediate Release

Ballard Announces Third Quarter 2007 Results

Vancouver, Canada – November 7, 2007 – Ballard Power Systems, a world leader in the development, manufacture and sale of hydrogen fuel cells, announced its operating and financial results for the quarter ended September 30, 2007 today. All amounts are in U.S. dollars, unless otherwise noted.

“Ballard’s positive financial results and overall increase in commercial market shipments in the third quarter show evidence of building momentum and solid execution,” said John Sheridan, Ballard’s President and Chief Executive Officer.

Financial Highlights: Third Quarter 2007

•	Revenue growth of 53% to $17.6 million (2006Q3: $11.5 million).

•	Product and service revenue grew 59% this quarter to $12.6 million (2006Q3: $7.9 million) as higher shipments in automotive, carbon fiber and power generation products as well as increased non-recurring engineering services for power generation were partially offset by a decline in field service for buses.

•	Engineering development revenue grew 40% to $4.9 million in the third quarter (2006Q3: $3.5 million).

•	Loss from continuing operations of $15.6 million (2006Q3: $14.9 million). This increase is primarily due to a $4.6 million non-cash write-down of long-lived assets relating to a non-core investment. Without this one-time item, the loss from continuing operations would have been $11 million, a $3.9 million or 26% improvement over the prior year quarter.

•	Reduction in operating cash consumption of 42% to $6.1 million (2006Q3: $10.6 million), driven by increased foreign exchange gains, sale of our electric drive operations earlier this year, higher margins and engineering development revenue, and lower capital expenses; partially offset by an increase in operating expenses, higher working capital requirements and a decline in investment income. (See Endnote 1 regarding definition of operating cash consumption)

•	Cash reserves of $161.4 million (2007Q2: $167.6 million).

Updated financial guidance for 2007:

•	Revenue from continuing operations is expected to meet or exceed the high end of the guidance range of $55-65 million, growth of approximately 30% over 2006.

•	Operating cash consumption is expected to meet or be below the low end of the guidance range of $40-50 million, helped in part by strengthening of the Canadian dollar. This would be a reduction of approximately 20% from 2006.

Operational Highlights: Third Quarter 2007

COMMERCIAL MARKETS

Our total shipments in commercial markets were 254 units this quarter, a 123% increase over the third quarter of 2006. Our year-to-date shipments in commercial markets of 551 units represents a 78% increase over the same period in 2006.

In the residential cogeneration market, Ballard shipped 144 fuel cell products this quarter, for a total of 334 units year-to-date. This is an increase over shipments in 2006 of 88 units in the third quarter and 210 units year-to-date. The company expects to exceed its 2007 shipment goal of 400 units in residential cogeneration.

Ballard met its 2007 goal of transferring assembly operations for the new Mark1030 V3™ product to its joint venture in Japan, EBARA BALLARD, in October. The Japanese facility doubles the company’s assembly space and expands Mark1030™ production capacity.

Product development activities for the next generation Mark1030 V3™ product continue on track for introduction in 2008. Product costs continue to be reduced due to higher power density, lower catalyst loading and lower hardware costs.

In materials handling, Ballard shipped 67 fuel cell products this quarter, for a total of 121 units year-to-date. The delay in shipments is due to integration activities at Plug Power and the longer-than-expected sales cycle. One positive development, though, is the October announcement by Plug of a purchase order for product incorporating Ballard fuel cells from Wal-Mart Stores Inc., following a highly successful trial in late 2006.

Ballard also signed an agreement with Exide Technologies in October to develop an on-board hybrid hydrogen fuel cell and lead-acid battery energy system for forklift trucks. The initial contract is valued at US$1.035 million, with an additional US$1.011 million potentially available following the development of the first prototype and appropriation of additional funds. Exide plans to meet all its hydrogen fuel cell needs in the materials handling market over the next five years exclusively with Ballard fuel cells.

The company is on track to meet its goal to reduce Mark9 SSL™product costs by 25% in 2007.

In the backup power market, Ballard shipped 43 fuel cell products in the third quarter, for a total of 96 units year-to-date. Ballard expects to exceed its full-year shipment goal by approximately 50 units or 50% in 2007.

This quarter, Ballard and Plug Power were awarded $3.5 million by the U.S. Department of Defense to collaborate on the next phase of fuel cell systems development to support the Continuity of Operations (COOP) initiative.

Ballard is on track to achieve total cost reductions of 25% on the Mark1020 ACS™ in 2007.

BUS

On August 3, BC Transit announced their selection of a consortium, including Ballard, to deliver a fleet of up to 20 fuel cell buses by the end of 2009. The buses are intended to be showcased in the Resort Municipality of Whistler during the 2010 Olympic and Paralympic Winter Games, and then integrated into the BC Transit fleet.

MATERIAL PRODUCTS

Year to date revenue has grown by 27% compared to the first three quarters of 2006, reflecting higher sales of both gas diffusion layer (GDL) materials for fuel cells, as well as friction materials for major automotive OEM customers.

EMERGING APPLICATIONS

In October, Ballard signed a supply agreement with Voller Energy Group PLC to provide Ballard Mark1030™ fuel cells for integration into Voller’s 1kW auxiliary power units (APUs), aimed at the leisure, marine and construction markets. This represents a new application of the Mark1030™ into consumer markets. Under the agreement, Ballard will deliver fuel cells to Voller in 2007 and 2008.

AUTOMOTIVE PROGRAMS

Ballard’s Mark1100™ automotive fuel cell development program and its next generation automotive development program progressed on schedule. Automotive engineering development revenues of $3.4 million this quarter reflect achievements of automotive program milestones.

Ballard also announced that it has agreed to sell the company’s automotive fuel cell assets to Daimler AG and Ford Motor Company. For a full description of the transaction, please refer to the company’s press release “Ballard Agrees to Sell Automotive Fuel Cell Assets; Will Concentrate on Commercial Markets”, dated November 7.

Financial Results: Third Quarter 2007

Our revenues for the three months ended September 30, 2007 increased 53% to $17.6 million, compared to $11.5 million for the same period in 2006. During the third quarter of 2007, product and service revenues increased $4.7 million, or 59%, and engineering development revenue increased $1.4 million, or 40%, compared to the same quarter last year. Product and service revenues totaled $12.6 million for the current year quarter with product revenues of $9.1 million and service revenues of $3.5 million, compared to product revenues of $4.9 million and service revenues of $3.0 million in the third quarter of 2006. The increase in product revenues of $4.2 million is driven primarily by higher shipments of automotive fuel cells combined with increased volumes of carbon fiber and power generation fuel cell products. The increase in service revenues of $0.5 million is due primarily to increased engineering services due to additional work performed on power generation contracts partially offset by a decline in field service for fuel cell buses. The decline in field service revenues for fuel cell buses is as expected, as the field trials are winding down. The increase in engineering development revenue of $1.4 million resulted from work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration development programs.

Our net loss for the three months ended September 30, 2007 decreased 10% to $16.0 million, or ($0.14) per share, compared with a net loss of $17.9 million, or ($0.16) per share for the corresponding period in 2006. The loss from discontinued operations decreased $2.5 million and reflects the sale of our electric drive operations in early 2007.

Our loss from continuing operations for the three months ended September 30, 2007 was $15.6 million, or ($0.14) per share, compared to $14.9 million, or ($0.13) per share, for the corresponding period in 2006. For the third quarter of 2007 compared to the same period in 2006, increases in foreign exchange gains of $3.4 million combined with increases in engineering development revenues of $1.4 million and increases in gross margins of $0.8 million were offset by increases in operating expenses of $2.1 million and a write-down of long lived assets of $4.6 million. Our product and service gross margins for the three months ended September 30, 2007 improved $0.8 million over the same period in 2006 due to positive warranty adjustments and increased margins on our automotive fuel cell and carbon fiber products partially offset by a decline in field service margins on fuel cell buses. The increase in operating expenses was primarily a result of the effect of a stronger Canadian dollar, relative to the U.S. dollar. The $4.6 million write-down of long lived assets represents a write-down of our non-core investment in Advanced Energy Technology Inc. (“Advanced Energy”) to $0.5 million, representing proceeds on sale received subsequent to the end of the quarter.

Operating cash consumption1 for the three months ended September 30, 2007 decreased 42% to $6.1 million, compared to $10.6 million in 2006. The $4.4 million improvement in operating cash consumption over the prior year was driven by foreign exchange gains, the sale of our electric drive operations in the first quarter of 2007, higher margins, higher engineering development revenue and lower capital expenditures partially offset by an increase in operating expenses, higher working capital requirements and a decline in investment income.

For a more detailed discussion of Ballard Power Systems’ third quarter 2007 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml

Selected Consolidated Financial Information: Third Quarter 2007
Unaudited (Expressed in thousands of U.S. dollars, except for per share amount and number of shares)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
		(restated)		(restated)
Revenues:
Product and service revenue	$12,619	$7,919	$32,761	$24,856
Engineering development revenue	4,947	3,539	12,706	8,497

Total revenues	17,566	11,458	45,467	33,353
Cost of revenues and expenses:
Cost of product and service revenues	7,500	3,616	18,622	12,150
Research and product development	15,102	14,388	43,011	39,499
General and administrative	4,059	2,992	11,164	9,715
Marketing and business development	2,154	1,836	5,918	5,520
Depreciation and amortization	3,736	4,272	11,137	12,994

Total cost of revenues and expenses	32,551	27,104	89,852	79,878

Loss before undernoted	(14,985)	(15,646)	(44,385)	(46,525)
Investment and other income	5,214	2,727	14,305	8,968
Loss on disposal and write-down of long-lived assets	(4,563)	—	(4,583)	(699)
Equity in loss of associated companies	(1,322)	(2,223)	(6,308)	(5,998)

Loss from continuing operations before income taxes	(15,656)	(15,142)	(40,971)	(44,254)
Income taxes	(68)	(251)	(53)	(1,385)

Loss from continuing operations for period	(15,588)	(14,891)	(40,918)	(42,869)
Loss from discontinued operations for period	(429)	(2,966)	(493)	(9,520)
Net loss for period	$(16,017)	$(17,857)	$(41,411)	$(52,389)

Basic and diluted loss per share from continuing operations	$(0.14)	$(0.13)	$(0.36)	$(0.38)
Basic and diluted loss per share from discontinued operations	(0.00)	(0.03)	(0.00)	(0.08)

Basic loss per share	$(0.14)	$(0.16)	$(0.36)	$(0.46)

Weighted average number of common shares outstanding	114,593,401	113,288,674	114,519,189	113,113,769

Cash used by operations	$(4,716)	$(8,332)	$(22,055)	$(25,622)
Capital expenditures	(1,431)	(2,243)	(3,796)	(5,191)

Operating cash consumption (Endnote 1)	$(6,147)	$(10,575)	$(25,851)	$(30,813)

September 30,				December 31, 2006
			2007	—

Total cash, cash equivalents and short term investments			$161,427	$187,072

Conference Call: Third Quarter 2007

A conference call for investors and analysts will be held at 8:00 a.m. PST (11:00 a.m. EST) on Thursday, November 8, 2007. Dial-in telephone numbers: 604-638-5340 or 1-800-319-4610. The web cast can be accessed at: http://www.ballard.com/be_an_investor/confcalls_webcasts

•	Participants are encouraged to pre-register at: http://services.choruscall.com/links/ballard071108_preregistration.html

•	Pre-registrants will receive a special dial-in number and PIN, which will bypass operator registration for quicker access to the live conference call.

Following the call, the audio web cast will be archived on the www.ballard.com website. A digital recording of the call will also be available for playback for twenty-four hours (Telephone: 604-638-9010 PIN: 8186#).

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Endnotes:

[1]	Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.